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SEC FILE NUMBER
8-66092

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **5/1/05** (MM/DD/YY) AND ENDING **4/30/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

European Credit Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED JUN 2 9 2006 WASH. D.C. 213

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 North Michigan Avenue, Suite 1150
(No. and Street)

Chicago	**Illinois**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric M. Obsbaum **(212) 509-7800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CM 10/12

OATH OR AFFIRMATION

I, John Reese, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to European Credit Management Inc. for the year ended April 30, 2006, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John D. Reese

Signature

PRESIDENT

Title

Notary Public

HOWARD SPINDEL
Notary Public, State of New York
No. 31-4787941
Qualified in New York County
Commission Expires November 21, 2009

EUROPEAN CREDIT MANAGEMENT INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
European Credit Management Inc.:

We have audited the following financial statements of European Credit Management Inc. (the "Company"), for the year ended April 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of European Credit Management Inc. as of April 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of European Credit Management Inc. as of April 30, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2006

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2006

ASSETS		
CASH	$	414,493
RECEIVABLE FROM PARENT		383,492
FIXED ASSETS—Net of accumulated depreciation of $109,479		12,584
OTHER ASSETS		52,743
TOTAL	$	863,312
LIABILITIES AND STOCKHOLDER'S EQUITY		
ACCRUED BONUSES	$	283,162
OTHER ACCRUED EXPENSES AND LIABILITIES		44,726
Total liabilities		327,888
SUBORDINATED BORROWINGS		450,000
STOCKHOLDER'S EQUITY:		
Common stock—$1 par value; 100 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		75,424
Total stockholder's equity		85,424
TOTAL	$	863,312

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2006

REVENUES:	
Fees from Parent	$ 3,234,333
Interest and other income	5,922
Total revenues	3,240,255
EXPENSES:	
Compensation and benefits	2,789,130
Occupancy	99,749
Travel	92,105
Professional services	69,737
Communication and data processing	38,804
Regulatory fees	26,667
Depreciation	18,143
Other	56,423
Total expenses	3,190,758
NET INCOME BEFORE INCOME TAXES	49,497
PROVISION FOR INCOME TAXES	19,176
NET INCOME	$ 30,321

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2006

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE—May 1, 2005	100	$ 100	$ 9,900	$ 45,103	$ 55,103
Net income				30,321	30,321
BALANCE—April 30, 2006	100	$ 100	$ 9,900	$ 75,424	$ 85,424

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	30,321
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		18,143
Changes in operating assets and liabilities:		
Receivable from Parent		514,228
Other assets		(16,243)
Accrued bonuses		(370,870)
Accrued expenses and other liabilities		(46,308)
Net cash provided by operating activities		129,271
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of fixed assets		(6,931)
NET INCREASE IN CASH		122,340
CASH—Beginning of year		292,153
CASH—End of year	$	414,493
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION— Cash paid during the year for taxes	$	35,983

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED APRIL 30, 2006

BALANCE — May 1, 2005	$ 450,000
INCREASES — Issuance of subordinated borrowings	450,000
DECREASES — Repayment of subordinated borrowings	(450,000)
BALANCE — April 30, 2006	$ 450,000

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

European Credit Management Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of European Credit Management Limited (the "Parent"), which is headquartered in London, England. The Parent is an independent specialized investment management company, managing highly diversified portfolios of European fixed income credit securities on behalf of institutional clients worldwide. The Parent is regulated by the Financial Services Authority.

The Company markets interests in investment funds to institutional investors in the United States of America (the "U.S.") on behalf of the Parent and the Company also provides services to U.S. investors in relation to the investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition—The Company receives fees from the Parent for performing sales and marketing functions on behalf of the Parent to attract institutional investors in the Parent's funds. The fees are based on expenses incurred by the Company in relation to the marketing activities such as compensation and benefits, professional services, travel, occupancy, and other operating costs, plus a transfer pricing agreement profit factor of 5%. The fees are also based on bonus payments earned by the Company's sales employees for their sales and marketing efforts. The Company recognizes the fees as they are earned based on its agreement with the Parent.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets—Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which are as follows:

Classification	Years
Telecommunications	3
Computer hardware and software	3
Furniture and fixtures	1.5–3
Office equipment	3

Income Taxes—Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. Income tax expense is the income tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

3. SUBORDINATED LIABILITIES

The Company has entered into subordinated credit agreements with its Parent. The borrowings are subordinate to the claims of all other creditors of the Company. They are covered by a subordination agreement approved by the designated regulatory organization and are available in computing net capital pursuant to the SEC's Uniform Net Capital Rule. These non-interest-bearing borrowings of $250,000 and $200,000 mature February 28, 2007 and February 28, 2009, respectively. These borrowings of $250,000 and $200,000 were renewed under the same terms during the current year.

4. LEASE AGREEMENT

The Company has entered into a noncancelable lease for its office premises, which expires August 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

Years Ending April 30	Amount
2007	$ 34,778
2008	37,358
2009	39,938
2010	13,599
Total	$ 125,673

Total rental expense for the year ended April 30, 2006, was $39,628 and is included in occupancy expense on the statement of operations.

5. INCOME TAXES

The provision (benefit) for income taxes at April 30, 2006, is summarized as follows:

Current:	
Federal	$ 11,800
State	5,200
Deferred	2,176
Total	$ 19,176

The effective income tax rate of 38.7% differs from the federal statutory tax rate of 34% due to nondeductible expenses, state taxes, and the effect of graduated federal tax rates.

The tax effect of the temporary differences comprising the Company's net deferred tax asset at April 30, 2006, is as follows:

Depreciation	$ 11,400
Prepaid expenses	(6,600)
Net deferred tax asset	$ 4,800

Realization of the deferred tax assets is dependent on generating sufficient taxable income in subsequent years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amounts of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At April 30, 2006, the Company had net capital, as defined, of $364,767 of which $342,908 was in excess of its required net capital of $21,859. The Company's ratio of aggregate indebtedness to net capital was .90 to 1.

7. CONCENTRATION RISK

The Company maintains cash balances in excess of FDIC-insured limits at a regulated financial institution and has a receivable from its parent that represents a substantial portion of its net worth. The Company does not believe that these amounts are exposed to significant risk.

* * * * *

SCHEDULE G

EUROPEAN CREDIT MANAGEMENT INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF APRIL 30, 2006

STOCKHOLDER'S EQUITY	$ 85,424
SUBORDINATED LIABILITIES	450,000
Total	535,424
DEDUCTIONS AND CHARGES:	
Nonallowable assets:	
Receivable from parent net of amounts payable upon collection of receivable	100,330
Fixed assets	12,584
Other assets	52,743
	165,657
Other	5,000
NET CAPITAL	364,767
MINIMUM NET CAPITAL REQUIREMENT— (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	21,859
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 342,908
AGGREGATE INDEBTEDNESS	$ 327,888
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.90 to 1

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the the Company's unaudited FOCUS report, Part IIA, Form X-17a-5, as of April 30, 2006 filed on May 22, 2006.

SCHEDULE H

EUROPEAN CREDIT MANAGEMENT INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF APRIL 30, 2006

The Company does not take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(i) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

June 23, 2006

European Credit Management Inc.
980 North Michigan Avenue
Suite 1150
Chicago, IL 60611

To the Stockholder of European Credit Management Inc.:

In planning and performing our audit of the financial statements of European Credit Management Inc. (the "Company") for the year ended April 30, 2006 (on which we issued our report dated June 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Stockholder, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP